[redacted]

08027048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8- 47759 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD Capital Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MCS Plaza, Ste. 305, 255 Ponce de Leon Avenue
(No. and Street)

San Juan (City) | Puerto Rico (State) | 00917-1903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ramon Dominguez | (787) 282-0303
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor, (Address) | San Juan (City) | PR (State) | 00917 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ramon Dominguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD Capital Group, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

# 1024: Sworn + subscribed before me by Ramon Dominguez, personally known to me in San Juan, Puerto Rico, this 1st day of February, 2008.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RD CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2007 AND 2006

TOGETHER WITH AUDITORS' REPORT

## RD CAPITAL GROUP, INC.

## INDEX

Certified Public Accountants
and Business Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Grant Thornton LLP

## INDEPENDENT AUDITORS' REPORT

**To the Stockholders and Board of Directors of
RD Capital Group, Inc.:**

We have audited the accompanying balance sheets of **RD CAPITAL GROUP, INC.** (a Puerto Rico corporation) as of December 31, 2007 and 2006, and the related statements of operations and accumulated (deficit) earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 22, 2008.

2285872


SELLO
$5.00
$5.00



33 Calle Bolivia Ste 400
San Juan, Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E kgt@kevane.com
www.kevane.com

## RD CAPITAL GROUP, INC.

## BALANCE SHEETS -- DECEMBER 31, 2007 AND 2006

### ASSETS

| | 2007 | 2006 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ 210,846 | $ 281,887 |
| Due from related company | - | 5,188 |
| Due from stockholder | 934 | 99,284 |
| Other receivables | 2,330 | 6,007 |
| Prepaid expenses | 5,464 | 26,839 |
| Total current assets | 219,574 | 419,205 |
| **PROPERTY AND EQUIPMENT:** | | |
| Furniture and fixtures | 74,012 | 74,012 |
| Computers and other office equipment | 5,376 | 5,376 |
| Leasehold improvements | 12,998 | 12,998 |
| | 92,386 | 92,386 |
| Less- Accumulated depreciation and amortization | (92,386) | (92,386) |
| Net property and equipment | - | - |
| **OTHER ASSETS:** | | |
| Deposit with Clearing House | 100,000 | 100,000 |
| Total assets | $ 319,574 | $ 519,205 |

The accompanying notes are an integral part of these balance sheets.

## RD CAPITAL GROUP, INC.

## BALANCE SHEETS -- DECEMBER 31, 2007 AND 2006

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ 9,316 | $ 12,277 |
| Commissions payable- | | |
| Stockholder | 45,500 | 25,000 |
| Others | - | 14,539 |
| Accrued payroll taxes and withholdings | 18,317 | 18,822 |
| Other accrued expenses | 17,397 | 116,841 |
| Total current liabilities | 90,530 | 187,479 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding | 35,000 | 35,000 |
| Additional paid-in capital | 231,035 | 231,035 |
| Accumulated (deficit) earnings | (36,991) | 65,691 |
| Total stockholders' equity | 229,044 | 331,726 |
| Total liabilities and stockholders' equity | $ 319,574 | $ 519,205 |

The accompanying notes are an integral part of these balance sheets.

## RD CAPITAL GROUP, INC.

## STATEMENTS OF OPERATIONS AND ACCUMULATED (DEFICIT) EARNINGS

## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **REVENUES:** | | |
| Commissions and fees | $ 1,088,393 | $ 1,177,736 |
| Interest and other income | 141,519 | 183,705 |
| Total revenues | 1,229,912 | 1,361,441 |
| **OPERATING EXPENSES:** | | |
| Employee compensation, commissions, payroll taxes and benefits | 630,492 | 822,983 |
| Professional and temporary services | 217,414 | 124,888 |
| Occupancy costs and office expenses | 110,203 | 106,196 |
| Travel and entertainment | 94,136 | 138,355 |
| Communications and postage | 85,539 | 83,552 |
| Property, municipal and other taxes | 32,859 | 32,622 |
| Dues, subscriptions and other registration fees | 21,193 | 6,916 |
| Auto | 16,043 | 16,751 |
| Trainings | 11,532 | 4,330 |
| Insurance | 10,423 | 11,134 |
| Advertising | 1,487 | 17,789 |
| Other | 5,500 | 10,090 |
| Total operating expenses | 1,236,821 | 1,375,606 |
| **LOSS BEFORE INCOME TAX AND INTEREST EXPENSE** | (6,909) | (14,165) |
| **INTEREST EXPENSE ON TAX LIABILITY** | (31,237) | - |
| **LOSS BEFORE INCOME TAX EXPENSE** | (38,146) | (14,165) |
| **INCOME TAX EXPENSE** | (64,536) | - |
| **NET LOSS** | (102,682) | (14,165) |
| **RETAINED EARNINGS,** beginning of year | 65,691 | 79,856 |
| **ACCUMULATED (DEFICIT) EARNINGS,** end of year | $ (36,991) | $ 65,691 |

The accompanying notes are an integral part of these statements.

## RD CAPITAL GROUP, INC.

## STATEMENTS OF CASH FLOWS

## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Commissions and fees received | $ 1,233,589 | $ 1,380,334 |
| Operating expenses paid | (1,311,252) | (2,137,413) |
| Interest paid | (31,237) | - |
| Income taxes paid | (65,679) | (44,936) |
| Net cash used in operating activities | (174,579) | (802,015) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Collections from related company | 5,188 | 812 |
| Advances from stockholder | 98,350 | 95,485 |
| Proceeds from sale of marketable securities | - | 8,474 |
| Net cash provided by investing activities | 103,538 | 104,771 |
| **DECREASE IN CASH DURING THE YEAR** | (71,041) | (697,244) |
| **CASH AND CASH EQUIVALENTS**, beginning of year | 281,887 | 979,131 |
| **CASH AND CASH EQUIVALENTS**, end of year | $ 210,846 | $ 281,887 |
| **RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:** | | |
| Net loss | $ (102,682) | $ (14,165) |
| Adjustments to reconcile net loss to net cash used in operating activities- | | |
| (Increase) decrease in assets- | | |
| Other receivables | 3,677 | 18,893 |
| Prepaid expenses | 21,375 | 1,651 |
| Increase (decrease) in liabilities- | | |
| Accounts and commissions payable | (14,539) | 2,460 |
| Accrued payroll taxes and withholdings | (2,961) | (26,757) |
| Commissions payable to stockholder | 20,500 | (813,500) |
| Accrued corporate income taxes | (1,143) | (44,936) |
| Other accrued expenses | (98,806) | 74,339 |
| Total adjustments | (71,897) | (787,850) |
| **NET CASH USED IN OPERATING ACTIVITIES** | $ (174,579) | $ (802,015) |

The accompanying notes are an integral part of these statements.

**RD CAPITAL GROUP, INC.**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2007 AND 2006**

**(1) Organization and summary of significant accounting policies:**

**Organization-**

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

**Summary of significant accounting policies-**

**(a) Revenue recognition -**

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

**(b) Cash and cash equivalents -**

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

**(c) Property and equipment -**

Property and equipment is recorded at cost. Depreciation and amortization are provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

| Property category | Estimated useful lives |
|---|---|
| Furniture and fixtures | 10 years |
| Computers and other office equipment | 3 - 5 years |
| Leasehold improvements | 5 years |

**(d) Long-lived assets –**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured

by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

(e) **Income taxes** –
Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating losses.

(f) **Investments** -
The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting of Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values and all debt securities are classified as held to maturity, trading, or available-for-sale securities. All investments with readily determinable fair values have been classified as available-for-sale in the accompanying financial statements.

(g) **Advertising costs**-
The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expense for the years ended December 31, 2007 and 2006, amounted to $1,487 and $17,789, respectively.

(h) **Use of estimates** -
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2) Investment in marketable securities:

As of December 31, 2007 and 2006, the total investment in securities consisted of US Treasury Notes, bearing interest 4.625% and maturing on November 2008. As of December 31, 2007 and 2006, the fair market value of the investment approximates cost. See Note (3).

## (3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by Pershing. During the years 2007 and 2006, the funds were invested in US Treasury Notes.

As of December 31, 2007 and 2006, the fair market value of the investments approximates cost. Balances as of December 31, 2007 and 2006 were as follows:

| Investment Description | 2007 | 2006 |
|---|---|---|
| 4.625 % US Treasury Notes, maturing November 30, 2008. | $ 100,000 | $ 100,000 |
| | $ 100,000 | $ 100,000 |

**(4) Retirement plan:**

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the year ended December 31, 2007. Employer contribution for the year ended December 31, 2006 aggregated $100,000.

**(5) Income taxes:**

The Company's taxable income is subject to Puerto Rico income tax at the 20% to 39% rates provided for by the amended Puerto Rico Internal Revenue Code of 1994.

As of December 31, 2007, Company has available net operating losses amounting to approximately $15,000, which may be used to offset future taxable income, subject to the review of the local tax authorities. The Company's deferred tax asset resulting from the future income tax benefits of these operating losses, at December 31, 2007 is approximately $3,000. A valuation allowance for the same amount has been established due to the uncertainty as to the utilization of such operating losses.

**(6) Lease commitments:**

The Company operates in premises, comprising 1,892 square feet, occupied under the terms of a lease agreement expiring in July 2010. Total rent expense under this lease agreement amounted to $54,942 and $53,395 during 2007 and 2006, respectively.

Future rental commitments under this operating lease, through its expiration are as follows:

| Year ending December 31, | Amount |
|---|---|
| 2008 | $ 54,872 |
| 2009 | 56,518 |
| 2010 | 33,539 |
| | $ 144,929 |

**(7) Related party transactions:**

During 2007 and 2006, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent transactions and year-end balances with related parties:

| | 2007 | 2006 |
|---|---|---|
| **Commissions expense-stockholder** | $ 307,000 | $ 377,500 |
| **Commissions due to stockholder** | $ 45,500 | $ 25,000 |
| **Professional services income from related Company–** RD Capital Insurance, Inc. | $ 49,000 | $ - |
| **Due from stockholder** | $ 934 | $ 99,284 |
| **Due from related Company–** San Juan Holdings, Inc. | $ - | $ 5,188 |

**(8) Concentration of credit risk:**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

**(9) Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

At December 31, 2007 and 2006 the Company had the following net capital figures:

| Year | Capital Ratio | Required Net Capital | Net Capital | Excess Net Capital Amount |
|---|---|---|---|---|
| 2007 | .21 to 1 | $ 50,000 | $ 216,008 | $ 166,008 |
| 2006 | .38 to 1 | $ 50,000 | $ 187,504 | $ 137,504 |

**(10) Supplementary information:**

The accompanying Schedules I, II and III have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules such as Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, through December 31, 2007 and 2006, the Company has had no activities that would need to be disclosed on such schedules.

**(11) Contingencies:**

The Company is involved in various legal actions resulting claims on matters arising from its business activities. One particular case is at a very early stage, and discovery has not started; and another claim against the Company is publicly disclosed on the Form BD in the central Registration Depository of the Department of Enforcement of the Financial Industry Regulatory Authority (FINRA). In the opinion of management and legal counsel, the allegations being stipulated in the case are frivolous and unfounded and do not support a claim. The Company has what they consider to be adequate legal defenses on the matter and a request for dismissal has been filed. No adverse effect on the Company's results of operations or financial position is expected because of these claims.

RD CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **NET CAPITAL:** | | |
| Total stockholders' equity | $ 229,044 | $ 331,726 |
| Add- Liabilities subordinated to claims of general creditors allowable in computation of net capital | - | - |
| Total capital and allowable subordinated liabilities | 229,044 | 331,726 |
| Less- Non-allowable assets- | | |
| Petty cash | 40 | 600 |
| Account receivable from stockholder | 934 | 99,284 |
| Account receivable from related companies | - | 5,188 |
| Other receivables | 2,330 | 6,007 |
| Prepaid expenses | 5,464 | 26,839 |
| Total non-allowable assets | 8,768 | 137,918 |
| Less- Haircuts on securities- | | |
| Money market account | 2,750 | 4,809 |
| Marketable securities | 1,518 | 1,495 |
| Total haircuts on securities | 4,268 | 6,304 |
| Net capital | $ 216,008 | $ 187,504 |
| **AGGREGATE INDEBTEDNESS:** | | |
| Items included in the accompanying balance sheets- | | |
| Accounts payable to suppliers | $ 9,316 | $ 12,277 |
| Commissions payable | - | 14,539 |
| Accrued payroll taxes and withholdings | 18,317 | 18,822 |
| Other accrued expenses | 17,397 | 25,841 |
| Total aggregate indebtedness | $ 45,030 | $ 71,479 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Minimum required net capital (aggregate indebtedness ÷ by 15) | $ 3,002 | $ 4,765 |
| Minimum dollar net capital requirement | $ 50,000 | $ 50,000 |
| Highest minimum net capital requirement (highest of above amounts) | $ 50,000 | $ 50,000 |
| Excess net capital (net capital -- $50,000) | $ 166,008 | $ 137,504 |
| Excess net capital (net capital - 10% of aggregate indebtedness) | $ 211,505 | $ 180,356 |
| Ratio: Aggregate indebtedness to net capital | .21 to 1 | .38 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA Form X-17A as of December 31, 2007 and 2006):** | | |
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $ 214,865 | $ 129,148 |
| Correction of previously reported non-allowable assets | - | - |
| Net audit adjustments | 1,143 | 58,356 |
| Net capital per above | $ 216,008 | $ 187,504 |

RD CAPITAL GROUP, INC.

## RECONCILIATION OF AGGREGATE INDEBTEDNESS

## PURSUANT TO RULE 17A-5 (D)(4)

## OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A Form X-17A-5 as of December 31, 2007 and 2006):** | | |
| Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report | $ 46,173 | $ 71,479 |
| Audit adjustments | (1,143) | - |
| Schedule I | $ 45,030 | $ 71,479 |

## RD CAPITAL GROUP, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

| | Common Stock | Paid-in Capital | Accumulated (Deficit) Earnings | Total |
|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2005** | $ 35,000 | $ 231,035 | $ 79,856 | $ 345,891 |
| **NET LOSS** | - | - | (14,165) | (14,165) |
| **BALANCE AT DECEMBER 31, 2006** | 35,000 | 231,035 | 65,691 | 331,726 |
| **NET LOSS** | - | - | (102,682) | (102,682) |
| **BALANCE AT DECEMBER 31, 2007** | $ 35,000 | $ 231,035 | $ (36,991) | $ 229,044 |

Certified Public Accountants
and Business Advisors
Puerto Rico member firm of
Grant Thornton International

Kevane Grant Thornton LLP

# INDEPENDENT AUDITORS' REPORT

# ON INTERNAL CONTROL STRUCTURE

# REQUIRED BY SEC RULE 17 A-5

To the Stockholders and Board of Directors of
**RD Capital Group, Inc.:**

In planning and performing our audits of the financial statements and supplemental schedules of **RD CAPITAL GROUP, INC.** for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.



33 Calle Bolivia Ste 400
San Juan, Puerto Rico 00917-2000
T (787) 754-1915
F (787) 751-1284
E kgt@kevane.com
www.kevane.com

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 22, 2008.

2285873



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